Exhibit 4.8

MANAGEMENT’S DISCUSSION AND ANALYSIS

This interim Management Discussion and Analysis (“MD&A”) is dated as at November 4, 2010 and should be read in conjunction with the interim unaudited consolidated financial statements and the notes thereto for the three and nine months ended September 30, 2010, and with the audited consolidated financial statements and notes thereto for the year ending December 31, 2009.  In this MD&A, “IMRIS”, the “Company”, “we”, “our” and “us” are used to refer to IMRIS Inc.

This MD&A contains forward-looking statements about future events or future performance and reflects management’s expectations and assumptions regarding our growth, results of operations, performance and business prospects and opportunities.  Such forward-looking statements reflect management’s current beliefs and are based on information currently available to us.  In some cases, forward-looking statements can be identified by terminology such as “may”, “would”, “could”, “will”, “should”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other similar expressions concerning matters that are not historical facts.  In particular, statements regarding our future operating results, economic performance and product development efforts are or involve forward-looking statements.

A number of factors could cause actual events, performance or results, including those in respect of the foregoing items, to differ materially from the events, performance and results discussed in the forward-looking statements.  Factors which could cause future outcomes to differ materially from those set forth in the forward-looking statements include, but are not limited to: [i] timing and amount of revenue recognition of order backlog and the Company’s expectation of sales and margin growth [ii] obtaining sufficient and suitable financing to support operations and commercialization of products, [iii] adequately protecting proprietary information and technology from competitors, [iv] obtaining regulatory approvals and successfully completing new product launches, [v] successfully competing in the targeted markets, and [vi] maintaining third party relationships, including key personnel, and key suppliers.  In evaluating these forward-looking statements, readers should specifically consider various factors, including the risks outlined under “Risks and Uncertainties”, which may cause actual events, performance or results to differ materially from any forward-looking statement.

Readers are cautioned that our expectation, beliefs, projections and assumptions used in preparation of such information, although considered reasonable at the time of preparation, may prove to be wrong, and as such, undue reliance should not be placed on forward-looking statements.  By their nature, forward-looking statements are subject to numerous known and unknown risks and uncertainties so as a result, we can give no assurance that any of the actual events, performance, results, or expectations will occur or be realized.  These forward-looking statements are expressly qualified by this cautionary statement as of the date of this MD&A and we do not intend, and do not assume any obligation, to update or revise them to reflect new or future events or circumstances.  Additional information including our annual information form and management’s discussion and analysis for the year ended December 31, 2009 is available on SEDAR at www.sedar.com .

OVERVIEW

IMRIS is a global provider of image guided therapy solutions that deliver timely information to clinicians during surgical or interventional procedures.  IMRIS systems incorporate multiple imaging modalities including magnetic resonance “MR” imaging, and fluoroscopy into fully integrated imaging suites.  Our systems use a variety of patented technologies that enhance patient safety and operating room efficiency.

Our Products

IMRISneuro — provides surgeons with high resolution MR images during neurosurgical procedures.  Due to the invasive nature of brain surgery and the importance of minimizing disturbance to healthy brain tissue, neurosurgical procedures may benefit from an MRI’s unique ability to distinguish between diseased and healthy brain tissue.  IMRISneuro allows surgeons to make adjustments to the procedure while the procedure is in progress, which may lead to improved patient outcomes and reduce the likelihood that repeat surgeries will be needed.

IMRIS Inc.

Management’s Discussion and Analysis — November 2010

IMRIScardio — provides clinicians with timely and accurate images for visualizing the cardiovascular system before, during and after an intervention.  Cardiovascular interventions demand a high level of accuracy in the diagnosis of patients and in the assessment of treatments.  The IMRIScardio suite includes a wide-bore 1.5 Tesla MRI scanner and a single-plane angiography system providing the ability to alternate between imaging modalities and immediately assess treatment.

IMRISNV — sequentially employs MRI and fluoroscopy in an integrated suite that provides interventional clinicians with imaging for the rapid assessment and post procedure evaluation of neurovascular conditions including stroke, where speed of treatment is a major determinant in the success of patient outcomes.  The IMRISNV suite features a wide-bore 3 Tesla MR scanner and a bi-plane angiography system completely integrated into a single suite that permits the patient to transition quickly and seamlessly between MR imaging and intervention without transporting the patient between modalities.

Our Customer Value Proposition

All IMRIS products are designed to assist clinicians to improve outcomes for their patients.  Our integrated imaging solutions are based on three fundamental principles:

Patient Safety — The patient is never moved during the course of a surgical or interventional procedure in an IMRIS integrated therapy suite.  Unlike conventional imaging solutions where the patient is moved for imaging, our solutions move the imaging system to the patient at the right moment in the procedure.  This avoids any potential risks associated with having to move the patient to the scanner, and maintains optimum patient positioning during the procedure.

Clinical Efficiency — All aspects of IMRIS systems are designed to enhance the workflow of the clinical team.  Imaging information is captured rapidly and presented to maximize efficiency and effectiveness for clinicians.  In addition, because the imaging system is moved to the patient during use, when not in use, clinicians are afforded unrestricted access to the patient and do not require special MR-compatible instruments for the procedures.

Financial Utility — IMRIS systems provide customers with both intraoperative interventional and diagnostic MR imaging capabilities.  When not in use during a surgery or interventional procedure, the MR scanner is located in an adjacent room and is available for diagnostic imaging, thereby ensuring that the hospital obtains maximum utility from its equipment.

Our Technology

The creation of high value intellectual property and advancements in technology is an important element of our business.  To grow the Company and remain competitive, we are continuously engaged in new product development and enhancement and each year we invest significantly in research and development to drive continuing innovation that supports our competitive position.

Underlying all of our image guided therapy solutions is advanced proprietary technology and intellectual property that we have developed as part of our unique solutions.  The protection of these products, our processes and know-how is integral to our business.  We have patents in place in the United States, Canada and other countries where available to protect our core patent family.  In addition, we have filed a number of additional patent applications that are directed to specific aspects of our technology.  At September 30, 2010 we had 34 patents either issued or pending.  As we develop our technologies we will continue to seek patent protection to contribute to our competitive advantage.

Our Business Model

The purchase and installation of an IMRIS system represents a significant capital project for our customers that can range from approximately $4 million to $12 million depending on the product solution, the configuration of the room layout and system options selected.  The IMRISneuro system pricing can range between $4 million to $7 million in value whereas the average value of the IMRIScardio and IMRISNV system sales are priced significantly higher, between $8 million to $10 million and $10 million to $12 million respectively due to the additional equipment required for those solutions.  In addition to the capital equipment sale, most of our customers enter into equipment service contracts that are generally 4-5 years in duration.  These contracts begin after the typical one year warranty period and are on average equal to approximately 5% of the original equipment purchase price per year in revenues.  Customers may require further capital expenditures for room construction and ancillary operating room equipment.

The sales cycle for our systems is both complex and lengthy as a result of the large capital expenditure associated with the purchase of an IMRIS system and the number of stakeholders who are engaged in the process.  As such, a typical sales cycle can be more than 12 months from initial customer engagement to receipt of a purchase order.  Following the receipt of a customer purchase order, the delivery and installation cycle for one of our systems typically ranges from five months to twelve months or more depending in part on the configuration of our system, but also dependent on the amount of additional construction work that may be required to be completed by the customer.  We invoice customers for the system in installments spread over a number of milestones which typically include a deposit at the time of order; and a percentage of the total system price upon delivery of the equipment, completion of installation and final acceptance.  Due to the project nature of our system sales, we recognize revenues and related cost of sales on a percentage-of-completion basis as the system is installed.

HIGHLIGHTS

Through the third quarter of 2010 we made solid progress advancing our business strategies.  Highlights from the quarter included:

•                  Record quarterly order bookings of $42.7 million increased backlog to $120.0 million.

•                  Global growth strategy resulted in four new system orders including two IMRIScardio systems.

•                  Sales increased 75% to $17.3 million over Q3 2009.

•                  Record gross profit as a percentage of sales of 45.9%.

•                  Positive EBITDA of $1.3 million and earnings per share of $0.02.

•                  Agreement with Varian Medical Systems to co-develop advanced new radiation therapy product.

•                  First IMRISneuro installation completed in Australia at Canberra Hospital.

SUMMARY OF SELECTED FINANCIAL INFORMATION

The following table sets forth selected financial information for the dates and periods indicated.

Statement of Operations

(Thousands of CDN dollars, except per share amounts)

(Unaudited)

	Three months ended			Nine months ended
	September 30%			September 30
	2010	2009	Change	2010	2009	Change

Sales	$17,289	$9,864	75%	$46,588	$24,496	90%
Cost of sales	9,361	5,402	73%	27,226	13,758	98%
Gross profit	7,928	4,462	78%	19,362	10,738	80%
As a percentage of sales	45.9%	45.2%		41.6%	43.8%

Operating expenses
Administration	1,875	1,643	14%	5,851	4,891	20%
Sales and marketing	1,880	1,601	17%	6,161	5,269	17%
Customer support and operations	1,467	1,161	26%	4,045	3,443	17%
Research and development	1,377	1,134	21%	4,102	3,494	17%
Amortization	874	539	62%	2,612	1,565	67%
	7,473	6,078	23%	22,771	18,662	22%

Operating income (loss) before the following	455	(1,616)		(3,409)	(7,924)	57%
Foreign exchange gain (loss)	207	(1,034)		220	(1,658)
Interest income (expense)	69	(6)		79	(1)
Net income (loss) for the period	$731	$(2,656)		$(3,110)	$(9,583)	68%

Basic and diluted earnings (loss) per share	$0.02	$(0.10)		$(0.10)	$(0.35)	71%

Results of Operations

Sales

Sales increased by approximately $7.4 million or 75% to $17.3 million for the three months ended September 30, 2010 compared to the same period in 2009.  The growth in revenue in the quarter is attributed to higher average revenue per system and an increase in the number of systems delivered in the period.  On a year to date basis, sales increased to $46.6 million from $24.5 million in the prior year, an increase of 90%.  Revenue growth for the nine months ended September 30, 2010 is the result of higher average revenue per system due to a favorable product mix and an increase in systems deliveries in 2010.

Sales for the nine months ended September 30, 2010 included $45.2 million of revenues associated with new system deliveries and $1.4 million of revenues related to extended maintenance contracts.  This compares to $23.3 million of new system sales and $1.2 million in extended maintenance contracts for the same prior period in 2009.

Gross Profit

Gross profit for the three and nine months ended September 30, 2010 increased by approximately $3.4 million and $8.7 million respectively to $7.9 million and $19.4 million as compared to the same periods in the prior year.  The overall increase in gross profit is a result of increased system installations.  Gross profit as a percentage of sales increased slightly from 45.2% in the third quarter of 2009 to 45.9% in the third quarter of 2010.  For the nine months ending September 30, 2010, gross profit percentage decreased from 43.8% to 41.6% compared to the prior year.

The increase in quarterly gross profit as a percentage of sales was consistent with expectations as higher margin systems were delivered in the quarter.  Quarterly gross profit percentage would have been even stronger if not for the completion our first IMRIScardio system, which resulted in some downward pressure on the gross profit percentage.

The year to date decrease in gross profit percentage was a result of delivery of two lower margin systems in the first half of the fiscal year.  We expect to see similar margins experienced in the latest quarter for the balance of the year and improving margins on future IMRIScardio and IMRISNV systems as we achieve greater market acceptance.

Operating Expenses

Operating expenses for the third quarter were $7.5 million, an increase of approximately $1.4 million or 23% over the third quarter of 2009.  On a year to date basis, total operating expenses increased to $22.8 million from $18.7 million in the prior year, an increase of approximately $4.1 million or 22%.  The quarterly and year to date increase is primarily a result of a significant increase in amortization expense related to the acquisition of NeuroArm Surgical Limited along with more moderate increases in costs across all operating departments.  Excluding non-cash amortization costs, the quarterly and year to date operating expense increases were $1.1 million and $3.1 million or 19% and 18% over the prior year periods respectively.  As a percentage of sales, operating expenses were effectively leveraged, decreasing in the third quarter and year-to-date periods by 18% and 27% over the prior year periods respectively.  Departmental expenses increased in the third quarter and year to date mainly due to costs associated with increased staff levels and the establishment of a new organizational structure to meet the growing global demand of our products.

At the departmental level, administrative expenses for the third quarter of 2010, increased to $1.9 million from $1.6 million in the third quarter of 2009, a 14% increase.  On a year to date basis, administrative expenses increased to $5.9 million from $4.9 million in the prior period or a 20% increase.  The third quarter increase is a result of higher staff costs ($0.2 million) associated with the creation of our new organization structure including additional staffing and higher office and other costs of $0.1 million.  The year to date increase is a result of the new organizational structure ($0.8 million), one-time facility costs ($0.1 million) associated with the lease on our headquarters, and higher office and other costs of $0.1 million.

Sales and marketing expenses for the third quarter of 2010, increased to $1.9 million from $1.6 million in the third quarter of 2009, a 17% increase.  Year to date, sales and marketing expenses increased to $6.2 million from $5.3 million in the prior period for a 17% increase.  The third quarter increase is mainly due to higher staffing levels ($0.1 million) and higher commissions associated with a system installation ($0.2 million).  The year to date increase is a result of severance costs ($0.2 million), higher commission expense ($0.6 million) and small increase in office expenses ($0.1 million).

Customer support and operations expense for the third quarter of 2010, increased to $1.5 million from $1.2 million in the third quarter of 2009, a 26% increase.  On a year to date basis, customer support and operations expense increased to $4.0 million from $3.4 million in the prior year or a 17% increase.  The third quarter increase is mainly attributed to an increase in staff costs ($0.3 million) to support the higher system volume delivered in the period.  Year to date, staff and travel costs increased $0.9 million and we allocated an additional $0.3 million to cost of goods as compared to the prior year due to the increased volume in system deliveries.

Research and development expenses for the third quarter of 2010 increased to $1.4 million from $1.1 million in the third quarter in 2009, a 21% increase.  Year to date, research and development expense increased to $4.1 million from $3.5 million in the prior year, or a 17% increase.  The third quarter increase is primarily a result of increased staff related expenses due to additional headcount to support current ongoing product development activities.

Year to date, staff costs increased $0.7 million and we incurred an additional $0.2 million in equipment costs compared to 2009.  These increases were partially offset by a $0.3 million reduction in third party research contracts.

Amortization expense for the third quarter of 2010 was $0.9 million versus $0.5 million in the third quarter of 2009, an increase of 62%.  On a year to date basis, amortization expense was $2.6 million compared to $1.6 million in the prior year, a 67% increase.  The third quarter and year to date increase in amortization expense resulted from the commencement of amortization on the NeuroArm Surgical Limited patents acquired in February 2010 and increased amortization relating to our research and development test facility.

The Company had a foreign exchange gain of $0.2 million in the third quarter of 2010 compared to a foreign exchange loss of $1.0 million in 2009.  On a year to date basis, foreign exchange gains were $0.2 million compared to a foreign exchange loss of $1.7 million in the prior year.  The foreign exchange gain during the third quarter and year to date resulted from the decrease in value of the Canadian dollar compared to the Australian dollar and Euro.  The majority of the Company’s sales are denominated in foreign currencies; as such we held foreign denominated net assets during the period resulting in the foreign exchange gain.  These assets are impacted as the underlying foreign currencies change in value against the Canadian dollar.

Interest income for the third quarter and year to date for 2010 and 2009 were insignificant as a result of the extremely low yields on short-term money market instruments.

Operating Income (Loss) and Net Income (Loss) for the Period

The Company’s operating income for the third quarter of 2010 was $0.5 million compared to an operating loss of $1.6 million in the third quarter of 2009.  Year to date, the operating loss was $3.4 million compared to $7.9 million in the prior year, a 57% improvement.

The net income for the third quarter of 2010 was $0.7 million compared to a loss of $2.7 million in the prior year’s quarter.  The year to date loss decreased from $9.6 million in 2009 to $3.1 million in 2010, an improvement of 68%.  The quarterly and year to date improvement is due primarily to increased sales volume, higher gross profit and lower foreign exchange losses; offset by additional operating expenses to fund the current and planned growth in the business.

EBITDA

We use the non-GAAP measure EBITDA to measure aspects of our financial performance (see “Non-GAAP Financial Measures” for a reconciliation of EBITDA to GAAP measures).  We define EBITDA as earnings before interest income (expense), foreign exchange gain (loss), income taxes and amortization.

In the third quarter of 2010, EBITDA was $1.3 million compared with negative $1.1 million in the third quarter of 2009.  Year to date EBITDA was negative $0.8 million compared to negative $6.4 million in 2009.  The improvement in EBITDA was primarily due to increased sales volumes and higher gross profit, net of higher operating expenses used to support the growth in the business.

SUMMARY OF QUARTERLY RESULTS

The following table is a summary of our financial results for the past eight quarters.

(Thousands of CDN dollars)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
(Unaudited)	2010	2010	2010	2009	2009	2009	2009	2008

Sales	$17,289	$16,751	$12,548	$19,922	$9,864	$9,828	$4,804	$5,734
Cost of sales	9,361	10,402	7,463	10,992	5,402	5,399	2,957	4,313
Gross Profit	7,928	6,349	5,085	8,930	4,462	4,429	1,847	1,421
As a percentage of sales	45.9%	37.9%	40.5%	44.8%	45.2%	45.1%	38.4%	24.8%

Operating expenses
Administration	1,875	2,108	1,868	1,815	1,643	1,774	1,474	1,719
Sales and marketing	1,880	2,526	1,755	2,770	1,601	1,964	1,704	1,742
Customer support and operations	1,467	1,386	1,192	1,507	1,161	1,217	1,065	955
Research and development	1,377	1,458	1,267	1,430	1,134	1,283	1,077	1,271
Amortization	874	888	850	597	539	527	499	504
	7,473	8,366	6,932	8,119	6,078	6,765	5,819	6,191

Operating income (loss) before the following:	455	(2,017)	(1,847)	811	(1,616)	(2,336)	(3,972)	(4,770)
Foreign exchange gain (loss)	207	146	(133)	(368)	(1,034)	(961)	337	881
Interest income (expense)	69	6	4	(25)	(6)	1	4	74
Net income (loss) for the quarter	$731	$(1,865)	$(1,976)	$418	$(2,656)	$(3,296)	$(3,631)	$(3,815)

Earning (loss) per share
Basic	$0.02	$(0.06)	$(0.06)	$0.02	$(0.10)	$(0.12)	$(0.13)	$(0.14)
Diluted	$0.02	$(0.06)	$(0.06)	$0.01	$(0.10)	$(0.12)	$(0.13)	$(0.14)

The financial results for the eight most recent quarters reflect the progression of an early stage Company with a limited operating history.  Factors that have caused our results to vary are described below.

•                  The general trend has been for strong growth in sales over the quarters as the Company has achieved increased market acceptance.  As a result of the limited number of systems sold and installed to date and the high dollar value associated with each sale, our revenues recorded from quarter to quarter have varied depending on the number and stage of active projects in any given quarter.

•                  Gross profit has improved significantly with increased sales volumes and higher pricing.  Our initial pricing strategy for our IMRISneuro product was market penetration based.  As product recognition and adoption occurred we increased our pricing to reflect the underlying value of IMRIS systems.  This change has resulted in improved gross profit as a percentage of sales.  The decrease in gross profit percentage in the first two quarters of 2010 is primarily tied to market penetration pricing for the introductions of IMRIScardio and IMRISNV installations in the period.

•                  Net losses have generally decreased from quarter to quarter but have varied depending on the timing of when specific projects are installed and the pricing associated with the respective projects.  The improvements over time reflect the increases in gross profit described above, controlled increases in operating expenses to meet growth in the business and foreign exchange gains and losses.

•                  Most of our sales to date have been denominated in currencies other than the Canadian dollar which can give rise to foreign exchange gains or losses depending on the change in value of the Canadian dollar versus other currencies in each quarter.  For most of 2008, the relative value of the Canadian dollar versus the US dollar resulted in the recording of foreign exchange gains.  In the last three quarters of 2009 and first quarter of 2010, we incurred foreign exchange losses primarily as a result of changes in the relative values of these two currencies.  In Q2 and Q3 of 2010, the Canadian dollar weakened compared to other foreign currencies resulting in foreign exchange gains.

•                  On November 2, 2009 we completed an equity financing with the issuance of 3,215,000 common shares and an additional 482,250 common shares granted as an overallotment option, resulting in net proceeds of $19.3 million.  With completion of the financing, our total number of shares outstanding increased compared with prior quarters.

BACKLOG

We use the non-GAAP measure “backlog” to measure aspects of our financial performance (for more information, see “Non-GAAP Financial Measures”).  Backlog is defined as the unrecognized portion of (i) revenues anticipated to be recorded from system orders, including confirmed orders and orders subject to the completion of formal documentation and (ii) service contracts with a term of four to five years and which commence at the conclusion for the warranty period on our systems (typically one year).  The term of our service contracts generally ranges from 4 to 5 years commencing at the conclusion of the warranty period on our systems which typically are 1 year in length.  Service contract revenue is recognized ratably over the term of the contract.

In the third quarter of 2010, order bookings totalled $42.7 million and included four new customer system orders.  We received three orders from North America and one from Australia.  The Company also had a system order upgrade from an existing customer and signed three service agreements.  During the quarter $17.3 million of backlog was converted into revenues, and the depreciation of the Canadian dollar versus the currency of orders in backlog resulted in a $0.5 million increase in the value of the backlog.  Net of these items, backlog at September 30, 2010 was $120.0 million.  We continue to convert past order backlog to recognized revenue and we are reasonably confident that we will convert our present order backlog to recognized revenue going forward.

The table below provides the Company’s 2010 quarterly backlog on this segmented basis at and a restatement of each of the last two years as of December 31:

(Thousands of CDN dollars)	December 31, 2008	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010

System orders	$66,384	$87,569	$80,384	$70,083	$92,254
Service contracts	11,811	25,167	24,040	23,928	27,741
Total backlog	$78,195	$112,736	$104,424	$94,011	$119,995

To September 30, 2010, we had sold 41 systems, 28 of which are installed and 13 of which are in the delivery phase.  Of the 41 systems sold, 28 are in the United States, 6 are in Canada, 5 systems are in Asia Pacific and 2 systems are in Europe.

ACQUISITION OF NEUROARM SURGICAL LIMITED

On February 4, 2010, the Company announced that it entered into a definitive agreement to acquire all of the common shares of NeuroArm Surgical Limited (“NASL”), a privately held company based in Calgary, Alberta, and its magnetic resonance-compatible neurosurgical robotics system.  The Company also entered into a memorandum of understanding with MacDonald Dettwiler and Associates Limited (“MDA”) to create the next generation of the technology.  The transaction closed on February 5, 2010.

The transaction was completed through the issuance of common shares from treasury and included the technology, patents and associated intellectual property.  The acquisition of NASL was determined to be an acquisition of assets and not a business combination, as NASL did not meet the definition of a business.

The Consideration offered to complete the acquisition was 1.6 million shares of the Company with a value of $10.4 million, or $6.50 per share.  Transaction costs to complete the acquisition were $0.2 million which brought the total purchase price to $10.6 million.  The Company has issued 20% of the shares, being 320,000 common shares into escrow for a period of 24 months for any claims that could be made against NASL.

VARIAN CO-DEVELOPMENT AGREEMENT

On October 5, 2010 we announced an agreement with Varian Medical Systems to co-develop an innovative new MR-guided radiation therapy system for use in treating a variety of cancers.  Under the terms of the agreement, the two companies will develop a solution that combines IMRIS’ proprietary MR imaging technology with Varian’s TrueBeamTM system.

IMRIS began development of our MR-guided radiation therapy program in 2008 in collaboration with the University Health Network (UHN) in Toronto, Canada. We installed a 3T MR-simulation suite in 2009 at UHN’s Princess Margaret Hospital in Toronto, a world-renowned cancer research and treatment centre. Princess Margaret Hospital will complement the development work by Varian and IMRIS by providing the clinical expertise and environment for building and testing the first of these systems.

Following successful completion of the development stage of this project, and subject to necessary regulatory approvals, the companies anticipate co-branding the new MR-guided radiation therapy suite and leveraging Varian’s global presence and leadership position in the fields of radiotherapy and radiosurgery to market the system.

OUTLOOK

When our Company was formed in 2005, our initial focus was on gaining market acceptance for IMRISneuro and securing early technology adopters ensuring the successful delivery of each customer installation as we developed our core competencies across all facets of the organization.  Today, IMRISneuro has become the solution of choice and is installed in leading neuroscience centers around the world.  We have broadened our market opportunity with the recent introduction of IMRISNV and IMRIScardio and will use a similar strategy to secure early adopters while continuing to leverage our technology platforms and core competencies in support of bringing new application—specific solutions to market.

IMRIS systems have been purchased by medical facilities in regions around the world including the United States, Canada, India, China, Australia and Europe.  We continue to focus on expanding our sales and marketing resources on North America, Europe and China.  We have aligned our organization structure and resources to support this approach and established regional organizations in each of these markets to move decision-making as close as possible to the customer.  As a result of the regional focus, we have already started to realize benefits with additional sales volume coming from the European and Asia-Pacific markets.  We believe by continuing to expand our presence in Europe and China with a concentrated focus on North America, that we can capitalize on significant market opportunities on a global scale.  We also continue to selectively address other emerging market opportunities with distributor arrangements.

We have a strong track record of meeting our installation schedules and ensuring customer satisfaction.  We continue with our plans to build additional capacity and capability across the Company to ensure we meet our customer commitments and financial objectives.  We continue to expect to see an increase in backlog conversion through the remainder of the year.  In order to meet this anticipated growth, we continue to strategically add customer support resources to ensure we manage the expected ongoing growth in our business effectively.

Since first coming to market, we have expanded our product portfolio to include IMRISNV and IMRIScardio.  Our recently announced development relationship with Varian Medical Systems provides IMRIS with the ability to expand its MR-guided radiation therapy program.  Consistent with our other systems for neurosurgery, neurovascular and cardiac applications, the radiation therapy system is expected to be offered in multi-room configurations and will include independent diagnostic capabilities of the MR system.  The Company continues to develop as part of its acquisition of NASL its MRI compatible neurosurgical robot system which builds on the Company’s vision to deepen its offering of its image guided solutions.  The Company’s collaboration with MacDonald, Dettwiler and Associates Ltd., a world leader in robotics, to create the next generation of the technology, provides the Company with a number of potential applications for medical practitioners.  We plan to continue the advancement of our longer term initiatives for robotics and interventional therapies including the new radiation therapy system with Varian as well as making a concentrated effort to further enhance the value of our existing product portfolio in image guided therapy solutions.

We continue to be committed to investing prudently in our business to capture the growth potential we believe exists for IMRIS’s image guided therapy solutions.  This includes hardening existing product lines and effectively managing costs to support the overall goal of growth in profitability.

Financial Outlook

We have seen a strong year of growth in 2010 as we advance our business plan and execute on our corporate priorities.  Our sales funnel continues to expand with customers increasingly embracing the value proposition IMRIS solutions offer.  Our order bookings have rebounded to record levels in the third quarter of 2010 after a slow start to the first half of the year, primarily due to the underlying seasonality inherent in the medical device industry, together with uncertainty over the potential impacts of US healthcare reform which caused some delays in purchase decisions by US customers.  We continue to believe we will build our 2010 order backlog in the fourth quarter from the positive trends demonstrated in the third quarter of 2010.

We expect to continue to convert our backlog into revenues at a higher rate than historical trends.  As we move through the fourth quarter, we continue to focus on advancing customer installations in support of converting orders into recognized revenues.  Our ability to complete installations is highly dependent on the readiness of customer sites which are often part of a larger hospital construction project.  As a result, we can experience delays in our delivery schedule which are beyond our control resulting in an unbalanced quarterly revenue profile.  While we do not control our customers’ broader construction schedules, through our active involvement in managing each customer program we continue to work to minimize the potential for delays and shorten the delivery cycle of those elements that are within the Company’s control.

2010 annual gross profit as a percentage of sales is forecast to be in the range of performance levels achieved in 2009.  Although we experienced a reduction in gross margin performance in the first half of 2010 compared with 2009, it was in-line with our expectations as we delivered our first IMRISNV/IMRIScardio systems.  With these projects largely complete and much improved margins in Q3 2010, a large portion of our gross profit as a percentage of sales shortfall from 2009 levels has been recovered.  Gross profit as a percentage of sales is expected to remain relatively consistent through the fourth quarter of the year.

Operating expenses for Q4 2010 are expected to increase over Q4 2009 levels as we add more capacity in anticipation of an increase in system installations and deliver on planned objectives.  The primary driver of capacity will be the continued investment in the sales and marketing area to expand our global presence and additional support in the customer solutions and delivery area of the business to manage our expected growth.  We will also continue to invest in research and development programs to add depth to our product offerings, including an investment to further develop the surgical robotics technology acquired from NASL and our image guided radiation therapy program with Varian Medical Systems. Given the current operating results to date, the Company expects to deliver much improved year over year operating results in 2010.  In addition, new opportunities are continuously evaluated, and where the potential exists for substantial revenue and gross margin enhancement, we will consider investing additional resources in advance of revenue.

We have solid balance sheet strength with cash and receivables totaling $30.4 million at September 30, 2010.  This together with anticipated positive cash flow from operations in 2010 as well as cash from customer deposits on future orders is expected to provide sufficient liquidity to fund our operations through the year.  We will continue to critically explore potential strategic opportunities which can expand our business.  As a result, we may undertake a new program which could create substantial value, but may require us to access the capital markets to strengthen our balance sheet.

LIQUIDITY AND CAPITAL RESOURCES

Our principal capital needs are for funding scientific research and development programs, supporting our sales and marketing activities and funding capital expenditures and working capital.  The Company has financed its cash requirements primarily through issuances of securities and advanced customer deposits from new orders.

We had cash or cash equivalents of $12.4 million as at September 30, 2010, a decrease of $8.5 million from June 30, 2010 and a decrease of $13.9 million from December 31, 2009.  The decrease from June 30, 2010 primarily resulted from the increase in working capital of $8.5 million.  We generated $1.8 million in cash from operations offset by $1.5 million in restricted cash and $0.3 million for capital asset purchases.

The decrease from December 31, 2009 primarily resulted from an increase in working capital of $11.6 million, capital spending and acquisition costs of $1.2 million and setting aside restricted cash of $1.7 million offset by cash operating income of $0.2 million and issuance of new shares for $0.4 million.

The following table sets forth the summary statement of cash flows for the periods indicated:

Statements of Cash Flows

(Thousands of CDN dollars)

(Unaudited)

	Three months ended			Nine months ended
	September 30			September 30
	2010	2009	Change	2010	2009	Change

Cash flows:
Used in Operating Activities	$(6,694)	$(2,472)	$(4,222)	$(11,374)	$(9,866)	$(1,508)
From Financing Activities	8	9	(1)	363	23	340
Used in Investing Activities	(1,856)	(570)	(1,286)	(2,866)	(2,654)	(212)
Net increase (decrease)	(8,542)	(3,033)	(5,509)	(13,877)	(12,497)	(1,380)

Cash and cash equivalents, opening	20,939	9,133		26,274	18,597
Cash and cash equivalents, closing	$12,397	$6,100	$6,297	$12,397	$6,100	$6,297

Operating Activities

The cash used in operating activities for the three months ended September 30, 2010 was $6.7 million.  The cash used in the third quarter of 2010 was comprised of the operating income (excluding non-cash related items) of approximately $1.8 million offset by an $8.5 million increase in working capital.  This increase in working capital is made up of a increase in receivables ($12.5 million), and a reduction in customer deposits ($1.8 million) offset by an increase in accounts payable and accruals ($3.6 million), an increase in unbilled receivables ($1.7 million), a decrease in inventory ($0.3 million), a decrease in prepaids ($0.2 million).

Year to date, cash used from operating activities was $11.4 million.  The cash used in 2010 was comprised of the operating income (excluding non-cash related items) of approximately $0.2 million offset by an $11.6 million increase in working capital.  This increase in working capital is made up of an increase in receivables ($3.1 million), an increase in prepaid expenses ($0.6 million), a decrease in customer deposits ($7.3 million) and a decrease accounts payables and accruals ($2.9 million) offset by an increase in unbilled receivables ($2.1 million) and inventory ($0.2 million).

Financing Activities

Financing activities for the three and nine months ended September 30, 2010 was essentially $nil and $0.4 million.  The cash generated in financing activities for the current quarter and year to date was as a result of employee share options being exercised.

Investing Activities

The cash used in investing activities (net of restricted cash of $1.5 million) for the three months ended September 30, 2010 was approximately $0.3 million.  During the current quarter, the Company purchased miscellaneous capital assets ($0.3 million).

Year to date, the cash used in investing activities (net of restricted cash) was approximately $1.2 million.  The Company purchased fixed assets totaling $1.0 million and also incurred $0.2 million in acquisition costs associated with the purchase of NASL.

The Company had restricted cash on September 30, 2010 totaling $1.7 million which will be used to offset future supplier invoices and as guarantees on certain system installations.

Capital expenditures for the remainder of 2010 are expected to be in the range of $1.0 million to $1.2 million for research and development equipment and office equipment to support our increased staff levels.

Liquidity and Capital Resources Summary

Our cash and cash equivalents as at September 30, 2010 totaled $12.4 million.  This cash position and our expectation that we will generate positive cash flow from operations including the customer deposits on future orders, is expected to provide sufficient liquidity to meet the anticipated needs of current operations and existing projects and budgeted capital asset expenditures.  We may require additional financing if we determine there is a need to accelerate our efforts in any or all of our key business areas, such as research and development, sales and marketing, or production.

OUTSTANDING SHARE DATA

The following table sets forth our outstanding share data as at the dates given:

	Authorized	November 4, 2010	December 31, 2009
Common shares	unlimited	$96,159,185 (32,953,195 common shares)	$85,337,047 (31,082,377 common shares)
Preferred shares	unlimited	Nil	Nil
Contributed surplus		$2,619,812	$1,946,100

As at November 4, 2010 a total of 3,836,747 stock options were outstanding under the Company’s stock option plan.

NON-GAAP FINANCIAL MEASURES

In this MD&A, we use the non-GAAP measure “Backlog” and “EBITDA”.  We define backlog as the unrecognized portion of the revenues anticipated to be recorded from system orders, including confirmed orders and orders subject to completion of formal documentation and the unrecognized portion of service contracts which have a term of 4-5 years commencing at the conclusion of the warranty period on our systems which is typically one year in length.  In view of the long sales cycle, high unit price and limited quarterly installations that are characteristic of our business, we believe that our backlog provides a better measure at any particular point in time of the long-term performance prospects of our business than our quarterly operating results.  Backlog does not have any standardized meaning prescribed by Canadian generally accepted accounting principles and is, therefore, unlikely to be comparable to similar measures presented by other companies.

We define EBITDA as the earning before financing interest income (expense), foreign exchange gain (loss), income taxes, and amortization.  We have begun reporting EBITDA because we believe investors use it as another measure of our operating performance.  EBITDA does not have a standardized meaning as prescribed by Canadian generally accepted accounting principles and it is not necessarily comparable to similarly titled measures used by other companies.

A reconciliation to the most comparable GAAP measure for EBITDA is as follows:

	Three months ended		Nine months ended
(Thousands of CDN dollars)	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
Income (loss) and comprehensive income (loss)	$731	$(2,656)	$(3,110)	$(9,583)
Foreign exchange loss (gain)	(207)	1,034	(220)	1,658
Interest expense (income)	(69)	6	(79)	1
Amortization	874	539	2,612	1,565
EBITDA	$1,329	$(1,077)	$(797)	$(6,359)

FINANCIAL INSTRUMENTS

Our financial instruments consist of cash and cash equivalents, restricted cash, accounts receivables, unbilled receivables, and accounts payable and accrued liabilities.

We are subject to credit risk with respect to our accounts receivable and unbilled receivables to the extent debtors do not meet their obligations and we are subject to foreign exchange risk with respect to financial instruments denominated in a currency other than the Canadian dollar.

Our short-term investments at September 30, 2010 were $9.8 million and were invested in an interest bearing savings account.  Of this total, $Nil was denominated in US dollars.

Our accounts receivable at September 30, 2010 were $16.8 million, of which $14.9 million is considered current (less than 60 days old).  Accounts receivable include $11.0 million that are denominated in US dollars, $0.1million denominated in Euros and $5.3 million denominated in Australian dollars.

RELATED PARTY TRANSACTION

The Company leases air travel time from 5343381 Manitoba Ltd., a company which is wholly owned by Centara Corporation, a corporation controlled by our Chairman.  The amount charged to travel expenses with respect to transactions conducted on an estimated third party comparable cost basis with this related party during the third quarter of 2010 was $98,280 (2009 - $131,590) and $144,480 for the nine months ended September 30, 2010 (2009 - $439,800).

As at September 30, 2010 and December 31, 2009, the balance payable to this related party was $Nil.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year.  Among the accounting estimates described in the notes to the financial statements, we consider the accounting estimates used in the determination of recognized revenues, the value of goodwill and the valuation of stock options to be critical.  Our results as determined by actual events could differ materially from the previously mentioned estimates.

Revenue Recognition

We recognize revenues for our system sales on a percentage-of-completion basis as the system is installed.  The percentage-of-completion is determined by the ratio of actual costs incurred to date to the estimated cost of completion for the project.  In the event that the actual costs of completion differ from the estimated cost we have used in determining the percentage-of-completion, recognized revenues may be over or under-estimated until all costs have been incurred and the project is complete.  Funds received from our customers in advance of meeting the criteria for recognition of revenues are recorded as customer deposits until the revenue is recognized.  Revenues recognized in advance of the criteria for invoicing to our customer are recorded as unbilled receivables.  Accordingly, the reported amounts shown on the balance sheet under customer deposits or unbilled receivables may be over or understated.

Interest income is recognized as earned.

Value of Goodwill

We recorded goodwill on the purchase of the assets of a predecessor company.  The value of goodwill is tested for impairment annually or more frequently if an event or circumstance occurs which we feel may result in an impairment of the value of goodwill.

Stock Based Compensation Plan

From time to time we issue stock options to employees, directors, officers or consultants.  We have adopted the recommendations of Section 3870 of the Canadian Institute of Chartered Accountants’ Handbook, “Stock Based Compensation and Other Stock Based Payments”.  Options granted to employees are valued at the grant date using the Black-Scholes option pricing model which requires management to make assumptions as to volatility, exercise date and option life.  The value of the options is expensed over the vesting period of the options, generally a period of four years.  Options granted to non-employees are valued at the grant date using the Black-Scholes option pricing model.  The options are expensed at the time the goods are received or services performed, or over the vesting period.

FUTURE ACCOUNTING STANDARDS

International Financial Reporting Standards (IFRS)

In February 2008, the CICA confirmed that Canadian reporting issuers will be required to report under IFRS effective January 1, 2011, including comparative figures for the prior year.  The transition from Canadian generally accepted accounting principles (“GAAP”) to IFRS will be applicable for the Company’s first quarter of 2011, at which time the Company will prepare both its fiscal 2011 and fiscal 2010 comparative financial information using IFRS.  The Company expects the transition to IFRS to impact financial reporting, business processes, disclosure controls, internal controls over financial reporting and information systems.

We have developed a detailed IFRS implementation plan, which consists of three phases: scoping and diagnostic phase, impact analysis, evaluation and design phase and implementation and review phase.  The Company has completed the scoping and diagnostic phase, and is continuing to progress with the impact analysis, evolution and design phase.  The implementation and review phase have been devised.  We provide quarterly updates to the Audit and Governance Committee as to the status of our IFRS implementation plan.  We continue to work toward completion of the implementation plan and are on schedule.

A detailed review of the major differences between Canadian GAAP and current IFRS has been completed and the Company has determined that the areas listed below are expected to have the greatest impact on the Company’s Consolidated Financial Statements.  The list and comments are intended to highlight only those areas believed to be the most significant and is not intended to be a complete and exhaustive list of all expected changes.  We continue to monitor standards development as issued by the International Accounting Standards Board and the AcSB, as well as regulatory developments as issued by the Canadian Securities Administrators (CSA), which may affect the timing, nature or disclosure of our adoption of IFRS.  The transition from current Canadian GAAP to IFRS is a significant undertaking that may materially affect our reported financial position and results of operations.  The areas of significance identified are based on available information and our expectations as of the date of this MD&A and thus, are subject to change for new facts and circumstances.

First-Time Adoption

IFRS 1, First-Time Adoption of International Financial Reporting Standards, provides guidance to entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS.  The Company expects to apply the following significant optional exemptions available under IFRS 1 on the opening transition date of January 1, 2010:

(i)            Business combinations — The Company will not restate any business combinations prior to the transition date

(ii)           Fair value or revaluation as deemed costs — The Company will not elect to revalue any property plant or equipment to fair value.

(iii)          Share based payment transactions — The Company will elect not to adjust any vested options as at the transition date and apply IFRS 2 prospectively on the non-vested stock options as at January 1, 2010.

Property, Plant and Equipment

Consistent with Canadian GAAP, under IAS 16 Property Plant and Equipment, separable components of property, plant and equipment are recognized initially at cost.  The level of detail in which property plant and equipment is componentized under IFRS is expected to be greater than under Canadian GAAP.  The Company does not believe it will materially impact our financial results.

Under IFRS an entity is required to choose to account for each class of property, plant and equipment using either the cost model or the revaluation model.  The cost model is generally consistent with Canadian GAAP where an item of property, plant and equipment is carried at its cost less any accumulated depreciation and any accumulated impairment losses.  Under the revaluation method an item of property, plant and equipment is carried at its revalued amount, being its fair value at the date of the revaluation less any accumulated depreciation and accumulated impairment losses.  Subsequent increases in fair value are recorded to the revaluation surplus account in equity while decreases in fair value serve to reduce the revaluation surplus account related to the asset, with any excess recognized in income.  The Company will continue to use the cost model in valuing its property, plant and equipment.

Stock Based Compensation

The guidance provided by IFRS 2, Share Based Payments, is largely consistent with Canadian GAAP and requires estimates of the fair value of stock options to be made at the date of the grant and recognition of the related expense in income as the options vest.  The use of the Black- Scholes model is an acceptable method under IFRS to estimate the fair value of the options at the date of grant, and is consistent with the Company’s current practice.  For share options that vest in installments, IFRS 2 requires the use of the attribution method, which requires that the Company treat each installment as a separate share option grant with a different fair value.  Unlike Canadian GAAP, IFRS does not include the straight line method as an alternative to the attribution method for awards with a service condition and graded-vesting features.  The Company will need to account for its awards using the attribution method.  Currently the Company records forfeitures as they occur, however upon transition to IFRS, the Company will be required to make an estimate of the forfeiture rates for use in the determination of the total share based compensation expense.  These changes will result in a difference in valuation of the stock based awards and timing differences for the recognition of compensation expenses.

Revenue Recognition

The guidance provided by IAS 11 Construction Contracts regarding percentage of completion accounting is consistent with Canadian GAAP.  Under the current IFRS, the Company does not expect any significant differences in the recognition and timing of its revenue.

On June 24, 2010, the International Accounting Standards Board (IASB) and the US Financial Accounting Standards Board (FASB) published a joint exposure draft ED 2010/6 Revenue from Contracts with Customers.  Under the proposal, the timing of revenue recognition may change for many entities across most industries.  The percentage of completion method of recognizing revenue may still be acceptable so long as certain conditions apply.  Entities that provide warranties, as IMRIS does, would be required to defer some revenue at the inception of the contract.  At this time the Company is still assessing the proposal to determine if it would have a material impact on the recognition and timing of the Company’s revenues.  As this exposure draft is still in its early stages, there has been no decision as to whether any of the proposed changes are going to be made.  The Company continues to monitor the situation and will reassess its revenue recognition polices under IFRS if and when and changes are made.

Income Taxes

The current version of IAS 12 Income Taxes is similar to Canadian GAAP with the following exception that all deferred taxes assets and liabilities are treated as long term instead of the Canadian GAAP approach of allocating between current and long term portions.  We expect there will be limited systems impact in the determination of the tax provision.  Additionally, the Company is in the process of assessing the impact of various transitional adjustments on the income tax balances.

Functional Currency

International Accounting Standard 21, The Effects of Changes in Foreign Exchange Rates, requires that the functional currency of each entity in a consolidated group be determined separately based on the currency of the primary economic environment in which the entity operates.  A list of primary and secondary indicators is used under IFRS in this determination.  Canadian GAAP does not provide specific guidance as to the determination of functional currency for a reporting domestic entity.  It assumes that the functional of an entity is the currency of the entity’s country of domicile (e.g. CAD for a Canadian location).

The Company, has prepared a preliminarily analysis applying the primary and secondary indicators in the standard and determined that the functional currency of each of its entities matches the currency of the country of domicile for the entity.  Given the analysis and current conditions under which we operate, the Company’s presentation currency will remain in Canadian Dollars.

Impairment of Assets

Canadian GAAP generally uses a two-step approach to impairment testing: first comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists; and then measuring any impairment by comparing asset carrying values with fair values.  IAS 36, Impairment of Assets, uses a one-step approach testing for and measurement of impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows).  This may potentially result in more write-down where carrying values of assets were previously supported under Canadian GAAP on an undiscounted cash flow basis, but could not be supported on a discounted cash flow basis.

However, the extent of any new write-down may be partially offset by the requirement under IAS 36 to reverse any previous impairment losses where circumstances have changed such that the impairments have been reduced.  Canadian GAAP prohibits reversal of impairment losses.

The Company is in the process of reviewing the standard but at this time believe this will not have a significant impact on our results.

Provisions

International Accounting Standard 37, Provision, Contingent Liabilities and Contingent Assets, requires a provision to be recognized when all of the following conditions have been satisfied:

(1)          there is a present obligation as a result of a past transaction or event; and

(2)          it is probable that an outflow of resources will be required to settle the obligation; and

(3)          a reliable estimate can be made of the obligation.

“Probable” in this context means more likely than not.  Under Canadian GAAP, the criterion for recognition in the financial statements is “likely”, which is a higher threshold than “probable”.  Therefore, it is possible that there may be some contingent liabilities which would meet the recognition criteria under IFRS that are not currently recognized under Canadian GAAP.

Other differences between IFRS and Canadian GAAP exist in relation to the measurement of provisions, such as the methodology for determining the best estimate where there is a range of equally possible outcomes (IFRS uses the mid-point of the range, whereas Canadian GAAP uses the low end of the range), and there is a requirement under IFRS for provisions to be discounted where material.

The Company has not completed an assessment as to its potential impact on our results.

Summary

The Company is monitoring the potential impact of other changes to financial reporting processes, disclosure controls and procedures, and internal controls over financial reporting arising from the adoption of IFRS.  The Company has not finalized quantifying the effects of the potential significant differences between IFRS and Canadian GAAP and they may or may not be material to our results.  The Company will continue to assess the impact of adopting IFRS, and will update our IFRS changeover plan and anticipated impacts on our results.

Business Combinations

In January 2009, the CICA issued Section 1582 “Business Combinations” to replace Section 1581.  The new section further aligns Canadian GAAP with U.S. GAAP and IFRS, and changes the accounting for business combinations in a number of areas.  It establishes principles and requirements governing how an acquiring company recognizes and measures in its consolidated financial statements identifiable assets acquired, liabilities assumed, any non-controlling interest in the acquiree, and goodwill acquired.  The Section also establishes disclosure requirements.  Prospective application of the standard is effective for fiscal years beginning on or after January 1, 2011 with early adoption permitted.

Consolidated Financial Statements and Non-Controlling Interests

Sections 1601 and 1602 further align Canadian GAAP with U.S. GAAP and IFRS. Sections 1601 and 1602 change the accounting and reporting of ownership interests in subsidiaries held by parties other than the parent.  Non-controlling interests are to be presented in the consolidated statement of financial position within equity but separate from the parent’s equity.  The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statements of income.  In addition, these pronouncements establish standards for a change in a parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated.  They also establish reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners.  The Company does not believe there will be any impact on its consolidated financial statements upon the adoption of these pronouncements in fiscal 2011, unless the Company’s circumstances change.

Multiple Deliverable Revenue Arrangements

In December 2009, the CICA issued EIC Abstract 175, Multiple Deliverable Revenue Arrangements.  The EIC deals with arrangements that have multiple deliverables and provides guidance which is to be applied to determine how an arrangement consideration should be measured, whether the arrangement should be divided into separate units of accounting, and how the arrangement consideration should be allocated among the separate units of accounting.  This EIC is effective for years beginning January 1, 2011, with early adoption permitted.  The Company does not believe there will be any impact on its consolidated financial statements upon the adoption of these pronouncements in fiscal 2011, unless the Company’s circumstances change.

DISCLOSURE AND INTERNAL CONTROLS

We have established and maintain disclosure controls and procedures in order to provide reasonable assurance that material information relating to IMRIS is made known in a timely manner.  We have evaluated the effectiveness of our disclosure controls and procedures as at the date of our 2009 annual report and are not aware of any material changes that are required to be made to these controls and procedures; we believe them to be effective in providing such reasonable assurance.

We are also responsible for the design of our internal controls over financial reporting (ICFR) in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles (“GAAP”).  We have evaluated the design of our internal controls and procedures over financial reporting as at the end of the period covered by the annual filings, and believe the design to be effective to provide such reasonable assurance.  As of the date of this report, we are not aware of any change in the Corporation’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

No material changes have been made to the Company’s internal controls during the third quarter of 2010.

RISKS AND UNCERTAINTIES

The operating results, business prospects and financial position of the Company are subject to a number of risks and uncertainties.  Risks relating to our business include: our long sales cycle, high unit price and limited quarterly installations; our limited operating history and accumulated deficit; our lack of product diversity; our dependence on our suppliers; the development of IMRIScardio and IMRISNV; our reliance on key personnel; the lack of supporting clinical data; market competition and technological advances; patent protection and trade secrets; intellectual property litigation; our ability to shift from research and development to commercialization; our ability to manage growth; foreign exchange fluctuations; additional financing requirements; and regulatory matters.  If any of the events described as risks or uncertainties actually occurs, our business, prospects, financial condition and operating results would likely suffer, possibly materially.  We have discussed several of the more significant risks and uncertainties which may affect the business below, however for a more comprehensive list of the risks and uncertainties affecting the business, readers are advised to refer to our 2009 Annual Information Form available at www.sedar.com.

Long Sales Cycle, High Unit Price and Limited Installations

The long sales cycle, as well as the high unit price of the IMRIS systems, among other factors, may contribute to substantial fluctuations in our quarterly operating results.  Because of the high unit price of IMRIS systems and the fact that we have installed only 23 units over the Company’s history, each installation currently represents a significant component of our revenue for a particular quarter.  If we lose a single customer order or if customers defer installation of an IMRIS system for even a short period of time, recognition of a significant amount of revenue may be lost or deferred to a subsequent period.  Given that our operating costs are relatively fixed, our inability to recognize revenue in a particular quarter may adversely affect our profitability in that quarter.  We expect that revenues from a limited number of new customers will account for a large percentage of total revenues in future quarters.  Our ability to attract new customers will depend on a variety of factors, including the capability, safety, efficacy, ease of use, price, quality and reliability of our products and effective sales, support, training and service.  In addition, if we are unable to fulfill our current purchase orders and other commitments on a timely basis or at all, market acceptance of our products could be adversely affected and hospitals may instead purchase our competitors’ products.  The loss or delay of individual orders or failure to add new customers could have a significant impact on future revenues and operating results.

Limited Operating History and Accumulated Deficit

We have a limited operating history from which investors can evaluate our business and prospects.  We have a large accumulated deficit and we may not achieve profitability.  We have incurred substantial losses since inception and despite achieving profitability in the current quarter; we may incur additional operating losses in the near term.  If the time required to generate significant revenues and achieve profitability on an annualized basis is longer than anticipated, we may not be able to continue our operations without additional capital.  Our prospects must be considered in light of the risks and uncertainties encountered by an early-stage company in the continuously-evolving surgical imaging market.  If we cannot successfully address these risks, our business and financial condition would suffer.

Lack of Product Diversity

Currently, our commercially available products are the IMRISneuro, IMRIScardio and IMRISNV systems.  Although we expect sales of our new IMRIScardio and IMRISNV systems to increase with market acceptance of these systems, we currently generate substantially all of our revenue from sales of the IMRISneuro system and multiyear service plans for the IMRISneuro system.  If we are unable to sustain or grow sales of the IMRISneuro system or grow sales of IMRIScardio and IMRISNV, we may not generate sufficient revenue to support our business.  Accordingly, we are currently dependent on our ability to market and sell the IMRISneuro system.  Any factor materially and/or adversely affecting our ability to market and sell the IMRISneuro system or pricing and demand for the IMRISneuro system may have a material and adverse effect on our financial condition and results of operations.

Foreign Exchange Fluctuations

As a global provider of integrated imaging solutions, most of our sales are denominated in currencies other than the Canadian dollar.  We currently generate a significant portion of our sales in US dollars but many of our expenses are denominated in Canadian dollars.  To date, we have not used forward exchange contracts to hedge exposures denominated in foreign currencies or any other derivative instrument for trading, hedging or speculative purposes.  As such, we are exposed to fluctuations in the exchange rate between certain foreign currencies, including US dollars, Euros and Australian dollars, versus the Canadian dollar as a result of the translation into Canadian dollars of our balance sheet and income statement items denominated in those foreign currencies.

Regulatory Matters

Products intended for diagnostic and therapeutic use for humans are governed by a wide array of regulatory authorities in various jurisdictions.  For most of these products in most jurisdictions, applicable statutes and regulations require testing and government review and approval prior to marketing the product.  This procedure can take a number of years and involves the expenditure of substantial resources.  Any failure or delay by us to obtain regulatory approvals or clearances could adversely affect the marketing of any products developed by us and our ability to receive product revenue.  There is no assurance that any of our planned products will be approved by any regulatory authority on a timely basis, or at all.  Also, in the event that a regulatory authority revokes any approvals granted in respect of our products, or a recall of our products is required in the event of material deficiencies or defects, our business, financial condition and results of operations could be adversely affected.

Dependence on Suppliers

We depend on Siemens to supply the MR scanner and angiography systems for our IMRIS systems.  Our current agreement with Siemens was entered into as of November 2009 for a five-year term with automatic renewal provisions thereafter, subject to six months’ advance written notice of termination by either party.  The agreement may be terminated earlier in the event of default or in the event of insolvency or equivalent proceedings against either party or in the event of a change of control or similar sale transaction affecting IMRIS where the buyer or controlling shareholder is a direct competitor to Siemens.  If for any reason we could not obtain MR scanners and angiography systems from Siemens, there is no certainty that we could find another vendor willing to supply this equipment for the IMRIS systems and a change would require a redesign of the IMRIS systems, which could take a year or more to implement.  We are dependant on Siemens to provide support and maintenance services to our customers under contract to IMRIS; if Siemens’ services became unavailable, any resulting service issues could disrupt our customer relationships and cause damage to our reputation.

We purchase certain other components of our system from outside vendors, including radio-frequency shielding systems, certain hardware components for our surgical information management system and operating room booms and lights.  For the majority of our system components, we do not have long-term supply contracts with the suppliers; however, we attempt to establish dual sourcing for most of these other components of our system and we believe that we would be able to establish alternative sources for these components, subject to any regulatory qualifications, as may be required.  It is possible that a disruption of the supply of these components could result in increased costs and delays in deliveries of IMRIS systems, which could adversely affect our reputation and results of operations.  Additionally, any transition to alternate manufacturers or suppliers would likely result in operational problems and increased expenses and could delay the shipment of, or limit our ability to provide our products.

Competition and Technological Advances

The surgical imaging industry is subject to intense and increasing competition and rapidly evolving technologies.  Many government, academic and business entities are investing substantial resources in research and development of treatments and new products that may render surgical imaging obsolete, including radiation treatment, new drug treatments and gene therapy.  Successful developments that result in new approaches for treatments could reduce the attractiveness of our products or render them obsolete.  MRI competes with other surgical imaging technologies such as CT, fluoroscopy and ultrasound for market share in the overall surgical imaging market.

The market for neurosurgical MR imaging is highly competitive, with a number of companies providing competing surgical MRI systems.  Many of these competitors are large medical system suppliers which have considerably greater resources at their disposal to advance the development of their MRI systems.  These competitors or other companies may at any time develop new or improved surgical imaging solutions.  Alternatively, these competitors may choose to increase their respective market share by changing their pricing model or by lowering the price of their surgical imaging solutions or ancillary supplies.  If we are unable to address these competitor tactics by either continuing to enhance and improve our current product(s) or we are unable to maintain or increase our selling price in the face of competition, there can be no assurance that the Company will be able to maintain its desired market share or achieve its financial objectives.

ADDITIONAL INFORMATION

Additional information about IMRIS can be found on the SEDAR website at www.sedar.com.